Exhibit 99.5

JOINT FILING AGREEMENT

AGREEMENT dated as of July 3, 2017 between Centripetal, LLC, a Delaware limited liability company, and Rajiv Shukla (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.0001 par value per share, of Constellation Alpha Capital Corp. Each Party hereto agrees that the Schedule 13D, dated July 3, 2017, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

July 3, 2017

CENTRIPETAL, LLC

By:	/s/ Rajiv Shukla
Name: Rajiv Shukla
Title: Managing Member

/s/ Rajiv Shukla
Rajiv Shukla